Explanation of Responses:

(1)	Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario, is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”). Ms. Kordyback may have been deemed to share beneficial ownership of the shares of common stock held by NIP LP 1 in her capacity as Managing Director of NCMI, however, effective September 2016, Ms. Kordyback is no longer Managing Director of NCMI and no longer has beneficial ownership of the shares held by NIP LP 1.